

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 10, 2009

<u>Via U.S. mail</u>

Mr. Brian Roberts
President and Chief Executive Officer
Ruby Creek Resources, Inc.
400-409 Granville Street
Vancouver, British Columbia V6T 1T2
Canada

> **Re: Ruby Creek Resources, Inc.**
> **Post Effective Amendment No. 1 to Form SB-2 on Form S-1/A**
> **Filed February 17, 2009**
> **File No. 333-138463**

Dear Mr. Roberts:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with an explanation as to why <u>all</u> of the disclosure under Item 101 would not be required in this filing. In that regard, we note that you have omitted a significant portion of your prior disclosure with regard to your business, including disclosure related to applicable government regulations and your competitors.

Form 10-K for the fiscal year ended August 31, 2008 and Form 10-Q for the quarter ended November 30, 2008

Controls and Procedures

2.   We note the disclosure under Item 9A of your Form 10-K for the fiscal year ended August 31, 2008, in which you state that your disclosure controls and procedures were not effective as of the end of the period covered by the Form 10-K, due to certain material weaknesses in your internal control over financial reporting.

        However, in your Form 10-Q for the Quarter Ended November 30, 2008, you indicate under Item 3 that your disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q. You also state that there were no changes to your internal control over financial reporting during the quarter.

        Please explain to us how your disclosure controls and procedures were effective as of November 30, 2008 without any changes to your internal control over financial reporting, given that your disclosure controls and procedures were not effective as of August 31, 2008 due to material weaknesses in your internal control over financial reporting.

3.   We note your disclosure under Item 9A of your Form 10-K for the fiscal year ended August 31, 2008 in which you state you will undertake remedial measures with respect to the material weaknesses in your internal controls. Clarify and update the time frame in which you will undertake remedial measures and quantify the related costs given your disclosure that you do not have the funds to undertake such measures.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
J. Madison

via facsimile
Daniel Dex
(604) 893-7623